March 27, 2018

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Ms. Megan Miller

Re:	KP Funds Series Trust (File No. 811-22838)

Ms. Miller:

This letter responds to comments given by you to Peter Rodriguez, Director of Fund Administration at SEI Investments Global Funds Services (“SEI”), administrator to The KP Funds (the “Trust”), in a telephone conversation on March 8, 2018. SEI provides the Trust and the Funds with administrative and accounting services, officers, and other personnel, and submits these responses on behalf of the Trust and the Funds.

The comments provided relate to the Trust’s annual reports as of December 31, 2016, filed on Form N-CSR and related filings of the Trust. Comments provided specifically relate to the below Funds (each a “Fund” and collectively the “Funds”), but such comments, to the extent applicable, should be applied to all funds in the Trust going forward. All Funds are a Series of The KP Funds.

KP Funds	KP RETIREMENT PATH 2040 FUND	S000041502

KP Funds	KP RETIREMENT PATH 2045 FUND	S000041503

KP Funds	KP RETIREMENT PATH 2050 FUND	S000041504

KP Funds	KP RETIREMENT PATH 2055 FUND	S000041505

KP Funds	KP RETIREMENT PATH 2060 FUND	S000041506

KP Funds	KP SMALL CAP EQUITY FUND	S000041507

KP Funds	KP INTERNATIONAL EQUITY FUND	S000041508

KP Funds	KP FIXED INCOME FUND	S000041509

KP Funds	KP RETIREMENT PATH 2015 FUND	S000041510

KP Funds	KP RETIREMENT PATH 2020 FUND	S000041511

KP Funds	KP RETIREMENT PATH 2025 FUND	S000041512

KP Funds	KP RETIREMENT PATH 2030 FUND	S000041513

KP Funds	KP RETIREMENT PATH 2035 FUND	S000041514

KP Funds	KP LARGE CAP EQUITY FUND	S000041501

©2017 SEI	1

We have reproduced the substance of your comments below, followed by the Trust’s responses.

SEC Comment 1

For the KP International Equity Fund, it was noted that the foreign capital gain taxes appear not to be disclosed in accordance with Regulation S-X (§ 210.6-07.7E). Please explain.

Trust Response to Comment 1

The amount of foreign capital gains tax incurred during 2016 was less than $500, and therefore it is not reflected as a separate line item on the 2016 Statement of Operations in accordance with the Trust’s rounding convention.

SEC Comment 2

In the Schedule of Investments, please disclose the share class held of other registered funds in accordance with Regulation S-X (§210.12-12), if applicable.

Trust Response to Comment 2

The Trust agrees, and going forward, will include the share class of the registered investment companies held.

SEC Comment 3

On the Funds website, it was noted that the links for the statutory prospectus for the KP Retirement Path 2055 Fund and the KP Retirement Path 2060 were not working properly. Please verify that these the links are working properly.

Trust Response to Comment 3

The Trust confirms that the links to these prospectuses are currently functioning properly.

Please contact Stephen Connors at (610) 676-3632 if you have any questions or comments.

Regards,

/s/ Stephen Connors
Stephen Connors
Treasurer, Controller and Chief Financial Officer
KP Funds

cc:	Michael Beattie

Lisa Whittaker

Theresa McNamee

Russ Emery

Stephen Panner

©2017 SEI	2